Report on

KRL1242425 and KRL1242673 Claims

Red Lake Mining District, Ontario

NTS 52K14

Prepared for

FIRST CORPORATION

3215 Mathers Street

West Vancouver, B.C.  V7B 2K6

CANADA

Prepared by

B. Dewonck, P. Geo.

Coast Mountain Geological Ltd.

P.O. Box 11604

620 – 650 West Georgia Street

Vancouver, B.C.      V6B 4N9

September 30, 2004

TABLE OF CONTENTS

  Page

SUMMARY

     1

INTRODUCTION

     3

LOCATION AND ACCESS

     3

PHYSIOGRAPHY AND CLIMATE

     3

CLAIM STATUS

     3

HISTORY

     6

REGIONAL GEOLOGY

     8

PROPERTY GEOLOGY

   10

CONCLUSIONS AND RECOMMENDATIONS

   12

REFERENCES

   13

STATEMENT OF QUALIFICATIONS

   14

LIST OF FIGURES

FIGURE 1:

General Location Map

      4

FIGURE 2:

Claim Map

      5

FIGURE 3:

Regional Geology – Red Lake Area

      9

FIGURE 4:

Regional Geology – Confederation Lakes Area

    11

LIST OF TABLES

TABLE 1:

Claim Information

      3

SUMMARY

The KRL1242425 and KRL1242673 claims are located in the Red Lake Mining District of northwestern Ontario, southeast of the world famous Red Lake gold mining camp, whose history dates back to 1897. It hosts two major producers, Placer Dome’s Campbell Mine, with proven and probable mineral reserves as of December 31, 2003, estimated at 1,430,000 ounces of gold, and ongoing deep exploration and development, and Goldcorp’s Red Lake Mine, formerly known as the Dickenson Mine. It began operations in 1948 and is contiguous to the Campbell Mine. Red Lake has produced over 4 million ounces of gold to date but still has reserves of 5.2 million ounces, thanks to the 1995 discovery of the new High Grade Zone at a depth and location previously thought to have no potential. In total the Red Lake and Birch-Uchi areas have produced over 20 million ounces of gold.

The subject claims are also situated at the southwest end what is known as the Confederation Lakes area, which has seen base metal exploration since the 1950’s. This began in earnest in the late 1960’s when Selco Mining Corporation discovered the South Bay copper-zinc-silver volcanic hosted massive sulphide deposit. The deposit eventually developed into the South Bay Mine, producing 1.45 million tons of ore grading 2.3% copper, 14.7% zinc and 120 g/t silver between 1971 and 1981.

The property is located in an area of historical and ongoing high grade gold production, as well as historical base metal production, from an Archean greenstone belt, one of several which are hosts to numerous mines and mineral deposits throughout the Canadian Shield. It straddles Highway 105, the Red Lake Highway connecting the Red Lake district to the Trans Canada Highway near Vermillion Bay some 110 km to the south, between Dryden and Kenora. This provides ready year round access to the claims.

Outcrop exposure is generally sparse in the area and little is known of geology specifically underlying the property. According to published regional mapping, it appears to be underlain primarily by intermediate volcanic rocks and related fragmentals in contact with amphibolites occupying the northernmost part of the property. A review of available exploration data from public and private sources, in conjunction with the proposed work program, will be required to confirm ort revise the current interpretation.

In view of the lack of outcrop in the general area, an important component of the evaluation of these claims will be a thorough review of all available historical and recent exploration data on and around the property. It has been noted that geological mapping is difficult and largely reliant on geophysical and drill data, therefore extrapolation from data sources outside the property proper will be necessary to confirm or revise current interpretation of the underlying stratigraphy as represented on regional geology maps.

A budget of USD$50,000 is proposed for this work, which in addition to the data compilation should include field work to identify and map any outcrop with particular attention being paid to alteration and structural features, regardless of rock type. A reconnaissance scale Horizontal Loop Electromagnetic (HLEM)/magnetic survey across the entire claim area will serve to identify any major geological units and potential conductors not previously identified. The results of this program will then determine if a more comprehensive grid controlled field program of mapping, geophysical surveying and possibly till sampling is warranted.

INTRODUCTION

This report, prepared at the request of First Corporation, provides information on the location, geological and historical setting of the KRL1242425 and KRL1242673 claims in northwestern Ontario, and makes recommendations for the first phase of exploration to be conducted by First Corporation

LOCATION AND ACCESS

The claims are situated in the Red Lake Mining District, northwestern Ontario, 40 km southeast of Red Lake (Figure 1). They straddle Highway 105, the Red Lake Highway connecting the Red Lake district to the Trans Canada Highway near Vermillion Bay some 110 km to the south, between Dryden and Kenora. This provides ready year round access to the claims. The 466 hectare property is centred on 500 51’ N Latitude and 930 27’ W Longitude.

PHYSIOGRAPHY AND CLIMATE

Relief on the property is generally subdued, with scarce outcrop, generally covered with up to 20 m of glacial till. Local relief is between 5 and 40 m, usually resulting from glacial deposits such as eskers; where outcrop does exist ridges up to 30 m in height have formed. Drainage patterns trend south and southwest, direction of the last glacial movement in the area. Winters are typically cold, with temperatures down to – 450 C with moderate snowfall, and warm summers up to 350 C.

Ridges are generally covered by black spruce, jackpine, poplar and aspen while the flatter and boggy areas feature sparse spruce, tamarack and sphagnum mosses, with alders in narrow streams. Active logging provides excellent access and in unlogged areas deadfall from the vegetation covers outcrops.

CLAIM STATUS

Records of the Ontario Ministry of Mines indicate the following information with respect to the subject claims. Claim location appears in Figure 2.

TABLE 1

CLAIM INFORMATION

CLAIM NUMBER	UNITS	EXPIRY DATE	WORK REQUIREMENT

KRL1242425	16	May 5, 2005	$6,400
KRL1242673	16	May 5, 2005	$6,400

Registered owner of the claims is Jaroslav Ruza.

Fig.1.  Location of project area (Fig.2).  Universal

Transverse Mercator (UTM) projection with 1983

North American Datum (NAD83): Zone 15.

N
W
E
S
10 km
430,000 m E
440,000 m E
450,000 m E
460,000 m E
470,000 m E
480,000 m E
5,660,000 m N
5,650,000 m N
5,640,000 m N
5,630,000 m N
Cochenour
McKenzie Is.
Campbell-Red Lake
Red Lake
Hasaga
Madsen
Starratt-Olsen
1242673
1242425
Snake Falls
Bruce Lake
LEGEND
Operating mine
Past producer
Road
Rail line
Property
Contour interval 20 m

Fig.2.  Location of mineral

tenures.  Map scale is approximately 1:250,000 (UTM NAD83 projection: Zone 15).

Mineral tenure numbers are shown in red.

HISTORY

The claims are situated to the southeast of the world famous Red Lake gold mining camp, whose history dates back to 1897 when gold mineralization was first found on surface. It was not rich enough to pursue at the time and it took rumours of a silver occurrence to attract prospectors back in 1922 At that time, claims were staked which eventually became part of Mackenzie Red Lake Mines. The ensuing gold rush extended to the Birch-Uchi area, which lies to the northeast of the subject claims, by 1926. The Red Lake gold camp today is still divided into the Red Lake camp proper, southwest of Trout Lake, and the Birch-Uchi greenstone belt east and southeast of Trout Lake.

By 1929 several gold mines were under construction, the earliest being the Bobjo in the Birch-Confederation lakes area and the Howsey and Hasaga mines at Red Lake. The 1929 stock market crash dampened exploration but rising gold prices prompted a resumption of work by 1931. The early 1940’s saw the Uchi mine and adjacent properties producing 114,00 ounces of gold and 14,000 ounces of silver, remaining the largest recorded producer in the Birch-Uchi area. All activity ceased in 1943 due to Worl War II.

Activity resumed in 1949 with the Campbell mine as the first major success. Originally staked in 1926, production did not start until 1949 and to date the mine, owned 100% by Placer Dome Inc., has produced in excess of 10 million ounces of gold at a grade of about 0.3 oz/ton. The proven and probable mineral reserves as of December 31, 2003 are estimated at 1,430,000 ounces of gold, and deep exploration and development is ongoing.

Other notable past producers include the McMarmac, Gold Eagle, Cochenour-Willans and Madsen Red Lake Mines. The latter closed in 1976, having produced 2.6 million ounces, but was acquired by Claude Resources in 1998 with measured and indicated reserves of 790,000 tonnes grading 11 g/t and inferred reserves of 740,000 tonnes grading 8.5 g/t. Placer Dome has since begun to earn an interest in the property, having completed two phases of work.

The jewel of the whole camp is Goldcorp’s Red Lake Mine (formerly known as the Dickenson Mine), which began operations in 1948 and is contiguous to the Campbell mine. Red Lake has produced over 4 million ounces of gold to date but still has reserves of 5.2 million ounces, thanks to the 1995 discovery of the new High Grade Zone at a depth and location previously thought to have no potential. In total the Red Lake and Birch-Uchi areas have produced over 20 million ounces of gold.

The subject claims are also situated at the southwest end what is known as the Confederation Lakes area, which has seen base metal exploration since the 1950’s. This began in earnest in the late 1960’s when Selco Mining Corporation discovered the South Bay copper-zinc-silver volcanic hosted massive sulphide deposit. The deposit eventually developed into the South Bay Mine, producing 1.45 million tons of ore grading 2.3% copper, 14.7% zinc and 120 g/t silver between 1971 and 1981.

Selco’s success at South Bay led them to conduct a systematic evaluation of the belt by means of airborne electromagnetic surveys, resulting in the discovery of a number of shallow, small high grade copper-zinc deposits and prospects of which none were of economic interest. Others were also drawn to the area as a result of Selco’s activity, including such companies as Minnova, Rio Algom, Inco and Homestake to name a few, many using the then new Questor INPUT Mark IV AEM survey system.

Noranda began systematic exploration in 1987 using the Questor airborne system and developing a large regional database of lithogeochemical, geophysical and geological information. In 1996 they completed a GEOTEMDeep AEM survey to search for targets at depth not detected by previous survey, and since then have focused on exploring targets between 200 and 400m vertical depths using deep search geophysical techniques and lithogeochemical sampling to identify proximal VMS-type hydrothermal alteration.

Although South Bay was discovered at shallow depth, the best ore was subsequently identified at depths below 275 m, illustrating the concept of near-surface mineralization reflecting deeper-lying deposits. Many near surface zones have been identified but only South Bay has developed into a mine, emphasizing the need to look deeper into the belt. A new, deeper penetration geophysical technique known as the Titan-24, developed by Quantec Geoscience Inc. has been tested at deep mines such as Kidd Creek and Red Lake.

Tribute Minerals Inc., by virtue of a combination of claim staking and property options, has acquired an interest in a substantial part of the area and in 2002-2003 used the Titan-24 system to develop new exploration targets, identified as the Dixie, Fredart Lake, Copperlode-D-Zone, E-Zone and Hornet Zone, Garnet Lake and South Bay. Of these, the Dixie is the closest to the subject claims, being some 17 km to the northeast, and includes the Dixie 18 deposit with resources reported by Noranda of 110,000 tons grading 0.5% copper and 12.5 % zinc. Tribute has since conducted drilling programs to follow up targets, with the latest results issued in March, 2004. Tribute intersected the zinc-copper-gold-silver mineralization of the Arrow zone within a sequence of felsic tuffs and pyroclastics. The drilling encountered massive, semi-massive and stringer sulphide zones, and up to 50 metres of intense footwall alteration.

The fourth hole (GL-2004-04) encountered the Arrow zone approximately 100 metres updip from drill hole 97-4 and approximately 100 metres west of Tribute's GL-2003-01. The drilling intersected a 4.25 m sulphide section containing sphalerite with minor chalcopyrite, pyrite, pyrrhotite and magnetite from 421.5-425.75 m over an intensely altered footwall zone from 392.0-421.0 metres with stringer zinc and copper mineralization. The 12.75 metre section from 413.0-425.75 m reported 6.63% Zn, 0.31% Cu, 0.22 g/t Au and 13.20 g/t Ag. The high grade section from 421.5-425.75 m reported 17.41% Zn, 0.68% Cu, 0.32 g/t Au and 28.00 g/t Ag, with a massive sulphide section from 423.5-425.75 m containing Zn values to 40.02% and Cu values to 3.39% over 0.5 metre sampling intervals. The sulphide mineralization was similar in ore mineralogy, texture and grade, to intersections in previous holes.

REGIONAL GEOLOGY

The Red Lake camp, in general terms, is underlain by Archean greenstone belts consisting of a thick accumulation of tholeiitic to komatiitic, mafic to ultramafic volcanic rocks (Figure 3). Past and present producing mines occur within and near the stratigraphic top of the tholeiitic sequence. Their location and that of other known mineralization defines an extensive area of highly altered rock which also appears to be situated within and near the top of the tholeiitic sequence. The predominantly tholeiitic sequence includes an accumulation of clastic and chemical sedimentary rocks to the southeast and a series of stratiform mafic to ultramafic intrusions in the northwest. The assemblage as a whole is bounded to the east by a large granitic batholith and on the west by a granodiorite intrusion known as the Dome Stock. Although the vast majority of gold production has come from the volcanic rocks, there are examples of deposits developed in granitic rocks similar to those in the Red Lake area, including the Red Lake Gold Shore mine in the Dome Stock, which produced 21,100 ounces of gold from 86,333 tons milled from 1936 to 1938.

Key elements of lode gold deposits in Red Lake, as identified in the known deposits, include:

•

occurrence within the older Mesoarchean (older than 2.8 Ma) Balmer Assemblage

•

localized along discreet structures

•

occurs in proximity to belt scale unconformity separating Neo and Mesoarchean rocks – applies to late granitic rocks that have intruded near this unconformity

•

associated with large areas of ferroan–dolomite alteration (particularly evident in the mafic rocks but may be more subtle in the felsic rocks)

•

grade appears to be related to contacts between tholeiitic and komatiitic basalts

•

silicification as extension and fault-filled veins, breccia veins and open space filling associated with gold  (arsenopyrite and other sulphides typically associated with silicious gold mineralization)

The potential does exist for gold to be found in younger assemblages as is the case in the Rice Lake belt 100 km to the west of Red Lake.

Alteration is dominated by silicification, seritization and carbonatization, with silicification being the least common and perhaps more erratic. It results in significant bleaching and hardening of the rock, occurring as pervasive addition of quartz to the rock and the generation of numerous quartz veins. Sericitization appears largely lithologically controlled, mostly in felsic rock types although certain parts of pillow basalts can be affected. Ultramafic rocks, while moderately to highly serpentinized outside high alteration zones, exhibit extensively carbonatized and talcose (+ fuchsite) shear zones occurring within and along intrusive body contacts. The most characteristic alteration is intense, relatively pervasive iron-carbomatization in intense stringer systems, massive carbonate veins and pervasive addition of carbonate to massive rock. It appears to coincide with intense fracturing and small scale faulting of the altered rock.

Fig.3.  Regional geological map of the area surrounding and including the property.

Geological boundaries and units are from Sanborn-Barrie et al. (2004).  Faults are marked by thick red lines, unconformities by thick black lines.  Map scale is approximately 1:250,000 (UTM NAD83 projection: Zone 15).

440,000 m E
450,000 m E
460,000 m E
470,000 m E
480,000 m E
490,000 m E
5,660,000 m N
5,650,000 m N
5,640,000 m N
5,630,000 m N
10 km
N
S
E
W
Cochenour
McKenzie Island
Campbell-Red Lake
Red Lake
Hasaga
DIXIE 18
Fault
Snake Falls
Bruce Lake
LEGEND
Orogenic & transitional granite / granodiorite / tonalite
Orogenic diorite (sanukitoid suite)
Continental / continental arc tonalite, porphyry
Tonalite / tonalitic gneiss, unknown affinity
Ultramafic intrusive rocks
Felsic volcanic / related fragmental rocks
Intermediate volcanic / related fragmental rocks
Tholeiitic / undifferentiated mafic volcanic rocks
Conglomerate / clastic rocks
Amphibolite

The structural framework of the Red Lake camp is complex. Here, one proposal is that a major antiform with a southwest trending axis developed, whose configuration is sympathetic to the general outline of a granitic body to the east, together with a northeast trending, left sinistral limb thrust fault. A third element is a prominent fabric trending southeast, manifested as both fracture cleavage and penetrative foliation. Projected southeastward, it reaches the western end of the Confederation Lakes area to the northeast of the subject claims. Major gold mines and deposits are aligned along a northeast trending array in the northwest limb of the antiform, as well as in a southeast trending array in the southwest limb.

The Confederation Lakes area, to which the subject claims are more closely located, features the Archean aged Birch Lake-Confederation Lake greenstone belt of rocks, which consist of a mixed submarine metavolcanic metasedimentary sequence (Figure 4). Exposure is poor in the area and current understanding of the geology is based largely on interpretation of airborne data and drill information. These rocks have been subdivided into three volcanic cycles or sequences, of which the uppermost is the only one with proven economic base metal mineralization as represented by the South Bay Mine. A number of sub-economic copper-zinc base metal deposits and prospects also occur in the sequence. At least two phases of deformation have affected the area of which the major one is interpreted to have folded the assemblage into a tight syncline. Stratigraphic tops are commonly difficult to determine and makes detailed interpretation on individual properties problematic.

Most of the base metal occurrences are typical volcanogenic massive sulphides localized along stratigraphic time breaks, with intense alteration in the footwall rocks and none in the hanging wall, which is often the only way of determining stratigraphic tops. The alteration suite consists of a chlorite-garnet-biotite + anthophyllite + andalusite + staurolite mineral assemblage.

PROPERTY GEOLOGY

The author is not aware of any current or historical geological information with respect to the specific area of the subject claims. The property, according to published regional mapping, appears to be underlain primarily by intermediate volcanic rocks and related fragmentals in contact with amphibolites occupying the northernmost part of the property. A review of available exploration data from public and private sources, in conjunction with the proposed work program, will be required to substantiate the current interpretation.

LEGEND
Orogenic & transitional granite / granodiorite / tonalite / porphyry
Orogenic diorite (sanukitoid suite)
Continental / continental arc tonalite, porphyry
Tonalite / tonalitic gneiss, unknown affinity
Ultramafic intrusive rocks
Felsic volcanic / related fragmental rocks
Intermediate volcanic / related fragmental rocks
Tholeiitic / undifferentiated mafic volcanic rocks
Conglomerate / clastic rocks
Amphibolite
N
S
E
W
490,000 m E
500,000 m E
510,000 m E
520,000 m E
5,650,000 m N
5,640,000 m N
South Bay Mine
DIXIE 18
Fault
Snake Falls
10 km

Fig.4.  Regional geological map of the area to the east of the property, including the Confederation Lake trend which hosts the past-producing South Bay Mine.  Geological boundaries and units are from Sanborn-Barrie et al. (2004).  Faults are marked by thick red lines, unconformities by thick black lines.  Map scale is approximately 1:250,000 (UTM NAD83 projection: Zone 15).

CONCLUSIONS AND RECOMMENDATIONS

The subject claims are situated in an area of historically and currently productive, high grade gold deposits hosted in Archean greenstones of the Red Lake gold camp, the most notable being the still producing Campbell Mine (Placer Dome) and Red Lake Mine (Goldcorp). In addition the claims are proximal to the Confederation Lakes-Birch Lake belt, which hosts a number of copper-zinc occurrences and deposits. Selco’s South Bay Mine has been the only economic producer however the fact that the higher-grade ore was discovered at depth lends new hope for the potential of other occurrences to be similarly indicative of better targets at depth. Tribute Minerals Inc. has focussed its efforts in the last few years in re-evaluating occurrences identified by previous operators, most notably Noranda, who did not have the benefit of current airborne geophysical survey equipment capable of surveying to greater depths, which Tribute has used extensively.

The author has not visited the property and is not aware of prior work that may have been conducted within the confines of the current claim configuration. In view of the lack of outcrop in the general area, an important component of the evaluation of these claims will be a thorough review of all available historical and recent exploration data on and around the property. It has been noted that geological mapping is difficult and largely reliant on geophysical and drill data, therefore extrapolation from data sources outside the property proper will be necessary to confirm or revise current interpretation of the underlying stratigraphy as represented on regional geology maps.

A budget of USD$50,000 is proposed for this work, which in addition to the data compilation should include field work to identify and map any outcrop with particular attention being paid to alteration and structural features, regardless of rock type. A reconnaissance scale Horizontal Loop Electromagnetic (HLEM)/magnetic survey across the entire claim area will serve to identify any major geological units and potential conductors not previously identified. The results of this program will then determine if a more comprehensive grid controlled field program of mapping, geophysical surveying and possibly till sampling is warranted.

Geologist

$  7,000

Grid emplacement

    8,000

GPS Survey

    5,000

HLEM/Magnetometer Survey

  20,000

Report

    5,000

Contingency @ 10%

    5,000

TOTAL

$50,000

REFERENCES

Busch, David J., (2003): Diamond Drilling and Overburden Drilling, Mackenzie Island Project, Red Lake Area, Ontario, report for Skyharbour Resources Ltd., Orko Gold Corporation, and Cypress Development Corporation

____________, (2003): Exploration Results, 2003, Hayson Project, Red Lake Area, Ontario, report for Skyharbour Resources Ltd. and ITL Capital Corporation

Dickson, Ellsworth, (2002): A Brief History of Red Lake, in Resource World Magazine (November/December, 2002)

Mason, John K., and McConnell, Craig D. (1983): Gold Minerlization in the Beardmore-Geraldton Area in The Geology of Gold in Ontario, Ontario Geological Survey Miscellaneous Paper 110 (edited by A.C. Colville)

Sanborn-Barrie, M., Rogers, N., Skulski, T., Parker, J., McNicoll, V. and Devaney, J. (2004): Geology and Tectonostratigraphic Assemblages, East Uchi Subprovince, Red Lake and Birch-Uchi belts, Ontario; Geological Survey of Canada, Open File 4256; Ontario Geological Survey Preliminary Map P.3460, scale 1:250 000.

Westoll, Neil D. S., (2003): NI 43-101 Report on the Confederation Lake Property, Red Lake Mining District, Ontario, for Tribute Minerals Inc.

STATEMENT OF QUALIFICATIONS

I, BERNARD DEWONCK, self employed consulting geologist with address of 11931 Dunford Road, Richmond, B.C., V7E 3M6, HEREBY CERTIFY THAT:

1.

I am a graduate of the University of British Columbia, Vancouver, British Columbia with a B.Sc. (1974) in Geology.

2.

From 1977 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, and South America.

3.

I have been retained by Coast Mountain Geological Ltd, a British Columbia corporation with a business address of 620-650 West Georgia Street, Vancouver, B.C., V6B 4N9, to complete this report and make recommendations for future work on the KRL1242425 and KRL1242673 claims for First Corporation .

4.

I do not own any interest in the KRL1242425 and KRL1242673 claims which comprise the subject property nor do I own any interest in any company or entity that owns or controls an interest in the claims which comprise the property.

5.

I am registered as a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia (#19885).

6.

I approve of this report being used for any lawful purpose as may be required by First Corporation and its affiliates.

DATED in Vancouver, B.C., this 30th day of September, 2004.

___________________________________________

/s/Bernard Dewonck, P.Geo.

Information contained in this report has been compiled with the permission of First Corporation from sources believed to be reliable however, the accuracy and completeness of data herein cannot be guaranteed.  Neither the author, Coast Mountain Geological Ltd. nor First Corporation assumes responsibility for errors or omissions. This report is not a solicitation to either buy or sell interests or securities in any corporation and has been neither approved nor disapproved by any U.S. or Canadian stock exchange.

12